Exhibit 12.2

	Ratio of Earnings to Fixed Charges Six Months ended June 30,
	2014	2013
Earnings:
Income before income taxes	$66,411	$56,376
Interest expense, net	47,674	49,536
Amortization of capitalized interest	1,383	1,328
Amortization of debt issuance costs	2,790	2,753
Interest component of rent expense(1)	1,514	1,504

Earnings available for fixed charges	$119,772	$111,497

Fixed Charges and Preferred Dividends:
Interest expense, net	$47,674	$49,536
Capitalized interest	543	669
Amortization of debt issuance cost	2,790	2,753
Interest component of rent expense(1)	1,514	1,504
Preferred dividends	9,000	9,000

Total fixed charges and preferred dividends	$61,521	$63,462

Ratio of earnings over fixed charges and preferred dividends	1.95	1.76

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expenses.